UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-23248
CUSIP NUMBER 82661L101

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended:     March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Reading International, Inc.
Full Name of Registrant

Former Name, if Applicable

5995 Sepulveda Boulevard, Suite 300
Address of Principal Executive Office (Street and Number)

Culver City, California 90230
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -  NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Reading International, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended  March 31, 2021 (the "Form 10-Q") by the prescribed due date due primarily to delays resulting from the need of the Company to focus its administrative resources on (i) reopening its cinemas; (ii) strengthening its liquidity position; (iii) advancing negotiations with relevant stakeholders; and (iv) preparing and reviewing disclosure relating to certain recent subsequent events. This situation is exacerbated by the ongoing impact of the COVID-19 pandemic. The Company expects to file its Form 10- Q within the extension period of five calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Gilbert Avanes	(213)	235-2240
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes  [] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that significant changes in results of operations from the corresponding period for the last fiscal year will be reflected in the financial statements to be included in the Form 10-Q.  The Company's preliminary unaudited results for the fiscal year ended March 31, 2021 are as follows:

	Three Months Ended
	March 31,
(Unaudited; U.S. dollars in thousands, except per share data)	2021	2020
Total revenues	$21,307	$49,228
Net income (loss) attributable to Reading International, Inc. common shareholders	$18,965	$(5,875)
Basic earnings (loss) per share attributable to Reading International, Inc. shareholders	$0.87	$(0.27)
Diluted earnings (loss) per share attributable to Reading International, Inc. shareholders	$0.86	$(0.27)

The financial results presented above reflect preliminary estimates of the Company's results of operations as of the date of this filing. The Company's independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this preliminary data. These estimates may be subject to change upon the completion of the reporting process of the Company's financial statements, and actual results may vary from these estimates.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "expect," "anticipate," estimate," "preliminary" and similar references to future periods. Examples of forward-looking statements include, among others, statements regarding the Company's expectations relating to the filing of its Form 10-Q and the results of the ongoing review. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they represent the Company's current beliefs, expectations and assumptions regarding anticipated events and trends affecting its business and industry based on information available as of the time such statements are made. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which may be outside of the Company's control. The Company's actual results and financial condition may differ materially from those indicated in these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company's financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

Reading International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2021	By:	/s/ Gilbert Avanes
		Name:	Gilbert Avanes
		Title:	EVP, Chief Financial Officer and Treasurer